As filed with the Securities and Exchange Commission on December 30, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Permal Hedge Strategies Portfolio

(Name of Subject Company (issuer))

Permal Hedge Strategies Portfolio

(Name of Filing Person (offeror))

Beneficial Interests

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

ROBERT I. FRENKEL

SECRETARY

PERMAL HEDGE STRATEGIES PORTFOLIO

100 FIRST STAMFORD PLACE, 6TH FLOOR

STAMFORD, CONNECTICUT 06902

(203) 703-7046

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Sarah E. Cogan, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York, 10017

(212) 455-2000

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of Permal Hedge Strategies Portfolio (the “Fund”) relating to an offer to purchase (the “Offer”) up to $6,121,505 of beneficial interests (“Interests”) in the Fund pursuant to tenders by shareholders of the Fund at their estimated net asset value as of September 30, 2013 and originally filed with the Securities and Exchange Commission on June 27, 2013, constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

The Offer terminated at 11:59 P.M., Eastern Standard Time, on July 26, 2013. Pursuant to the Offer, $0 of Interests were tendered.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERMAL HEDGE STRATEGIES PORTFOLIO

By:	/s/ Kenneth D. Fuller
Name:	Kenneth D. Fuller
Title:	Chairman, President and Chief Executive Officer

Dated: December 30, 2013

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